(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-31617

CUSIP NUMBER 92407M206

For Period Ended: 03/31/2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Vermillion, Inc.
Full Name of Registrant

Ciphergen Biosystems, Inc.
Former Name if Applicable

47350 Fremont Blvd., Fremont, CA 94538
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in a Current Report on Form 8-K, filed on March 31, 2009 by Vermillion, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission"), the Company filed a voluntary petition for reorganization relief (the "Chapter 11 Case") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). During the pendency of the Chapter 11 Case, the Company operated its business and managed its properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court, and the Company's management team was focused on conserving cash resources and developing its reorganization plan for discussion with its creditors. The Company's available management and financial resources were particularly strained because the Company's management and its external advisers devoted considerable attention to the Company's reorganization efforts.

As disclosed in a Current Report on Form 8-K filed on January 25, 2010 by the Company with the Commission, the Company emerged from bankruptcy on January 22, 2010. Since that time, the Company's management team has been focused on re-commencing its operations, including the preparation of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "2008 Form 10-K"), its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 (the "Q1 2009 Form 10-Q"), its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the "Q2 2009 Form 10-Q"), its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 (the "Q3 2009 Form 10-Q") and its Annual Report Form 10-K for the fiscal year ended December 31, 2009 (the "2009 Form 10-K"). As a result of the increased burdens placed upon the Company's financial, accounting and administrative staff during bankruptcy, the Company has not yet been able to close its books and records and to prepare the financial statements that are required to be included in the 2008 Form 10-K, the Q1 2009 Form 10-Q, the Q2 2009 Form 10-Q, the Q3 2009 Form 10-Q, the 2009 Form 10-K and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010.

As a result of the Company filing a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court on March 30, 2009, the Company did not maintain sufficient staff with the necessary experience in US GAAP to timely perform its controls procedures relating to the accounting and reporting processes. As a result, the Company was not able to timely file its Forms 10-Q and 10-K in accordance with the Exchange Act's rules and regulations. This control deficiency, if not corrected, could result in a material misstatement of the Company's annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Therefore, management has concluded that this control deficiency constitutes a material weakness.

The material weakness described above, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2009 and 2008.   Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 and 2008, was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the United States Securities and Exchange Commission ("SEC") that permit the Company to provide only management's report in its Annual Report on Form 10-K.

The Company continues to evaluate its resource requirements to ensure the timely and effective review and management of its accounting and reporting process. On February 1 and May 17, 2010, the Company hired an Interim Vice President, Finance & Chief Accounting Officer and Vice President & Chief Financial Officer, respectively (collectively as "Financial Officers"), to help remedy the staffing deficiency. The Financial Officers are in the process of evaluating the staffing requirements and will to the extent necessary, hire additional finance and accounting staff to allow for the preparation of financial statements is in accordance with US GAAP, the timely filing of periodic financial reports with the SEC and effective internal control over financial reporting.

Consequently, the March 31, 2010 Form 10-Q cannot be filed within the prescribed period because of the burdens associated with the Chapter 11 Case and the Company's recent emergence from bankruptcy. Such inability to file the March 31, 2010 Form 10-Q could not have been eliminated by the Company without unreasonable effort or expense. The Company intends to file the March 31, 2010 Form 10-Q by the five calendar day following the required filing date, May 17, 2010, as prescribed in Rule 12b-25.

SEC 1344 (05-06)
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John H. Tran	(510) 226-2800
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No
As described in Part III above, the Company is in the process of closing its books for the three months ended March 31, 2010, as well as for the reporting periods ended during the pendency of the Chapter 11 Case, due to the Company's reorganization efforts and its recent emergence from bankruptcy. As a result, a reasonable estimate of the Company's results of operations for the three months ended March 31, 2010 cannot be made at this time.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vermillion, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	05/17/2010	By	/s/ John H. Tran
John H. Tran VP, Finance & Chief Accounting Officer

Part IV(3) Explanation

As described in Part III above, the Company is in the process of closing its books for the three months ended March 31, 2010, as well as for the reporting periods ended during the pendency of the Chapter 11 Case, due to the Company's reorganization efforts and its recent emergence from bankruptcy. As a result, a reasonable estimate of the Company's results of operations for the three months ended March 31, 2010 cannot be made at this time.